Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)
Response to the Staff’s Comments on the Registration Statement on
Amendment No. 3 to Registration Statement on Form F-1 Filed on November 9, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the oral comment from the Staff on November 14, 2018 on amendment No.3 to the registration statement on Form F-1 filed on November 9, 2018 (“Amendment No.3”). Concurrently with the submission of this letter, the Company is submitting its amendment No.4 to its registration statement on Form F-1 (“Amendment No.4”) together with certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of Amendment No.4, marked to show changes to Amendment No.3, and two copies of the submitted exhibits.

The Staff’s oral comment is repeated below in bold and is followed by the Company’s response. We have included the page reference in Amendment No.4 where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

The Company has commenced road show and contemplates to price the deal on or about November 19, 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on Amendment No.4 prior to the contemplated public offering.

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

November 15, 2018 Page 2

Underwriting, page 172

1.	We note that “[i]f certain potential purchasers introduced to the underwriters other than by Maxim Group LLC fail to fund their allocated portion of the offering, then the amount of the total offering will be reduced by the amount which they failed to fund.” Please reconcile this arrangement with the firm commitment offering structure disclosed elsewhere in Amendment No.3.

In response to the Staff’s comment, the Company has revised the underwriting arrangements and deleted this statement on page 172 of Amendment No. 4.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited
Zhihai Mao, Chief Financial Officer, TuanChe Limited
Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin W. James, Partner, Kirkland & Ellis International LLP
David T. Zhang, Partner, Kirkland & Ellis International LLP